Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Life360, Inc.

Name of Subsidiary	Place of Incorporation
JIO, Inc.	USA (Delaware)

LIFE360 ZENLABS, INC.	USA (Delaware)

Tile, Inc.	USA (Delaware)

Tile Europe Ltd	United Kingdom (England and Wales)

Tile Network Canada ULC	Canada (Province of British Columbia)